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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 SR Telecom Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    78464P208
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 David Wolinsky
                         Greywolf Capital Management LP
                        4 Manhattanville Road, Suite 201
                            Purchase, New York 10577
                                 (914) 249-7800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 24, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               Page 1 of 15 Pages

                                       13D
===================
CUSIP No. 78464P208
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Partners II LP
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 136,478,924 Shares, which is 20.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]

------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    41,339,662 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     41,339,662 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            41,339,662 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            6.1% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================



                               Page 2 of 15 Pages

                                       13D
===================
CUSIP No. 78464P208
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Overseas Fund
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 136,478,924 Shares, which is 20.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]

------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Cayman Islands
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    95,139,262 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     95,139,262 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            95,139,262 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            14.0% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================



                               Page 3 of 15 Pages

                                       13D
===================
CUSIP No. 78464P208
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Advisors LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 136,478,924 Shares, which is 20.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]

------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    41,339,662 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     41,339,662 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            41,339,662 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            6.1% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================



                               Page 4 of 15 Pages

                                       13D
===================
CUSIP No. 78464P208
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Management LP
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 136,478,924 Shares, which is 20.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]

------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    136,478,924 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     136,478,924 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            136,478,924 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            20.1% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================



                               Page 5 of 15 Pages

                                       13D
===================
CUSIP No. 78464P208
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf GP LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 136,478,924 Shares, which is 20.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]

------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    136,478,924 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     136,478,924 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            136,478,924 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            20.1% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================



                               Page 6 of 15 Pages

                                       13D
===================
CUSIP No. 78464P208
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Jonathan Savitz
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 136,478,924 Shares, which is 20.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]

------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    136,478,924 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     136,478,924 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            136,478,924 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            20.1% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================




                               Page 7 of 15 Pages

         This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on October 11, 2005 (collectively, with all amendments thereto, the "Schedule 13D").

         Preliminary Note: Certain of the Reporting Persons own in aggregate 135,928,924 shares of common stock, no par value (the "Shares"), of SR Telecom Inc. (the "Company") and 550,000 warrants (the "Warrants"), each Warrant being exercisable for one Share. The Warrants are currently exercisable. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and assuming no holders of Warrants other than the Reporting Persons exercised their Warrants, the Reporting Persons may be deemed to be the beneficial owners of 20.1% of the Company's Shares through their ownership of Shares and Warrants. For further information regarding the Warrants and the Reporting Persons' recent acquisition of Shares, see Items 4 and 6 below.

Item 1.  Security And Issuer
------   -------------------

         Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

         This statement relates to shares of common stock, no par value, of the Company. The Company's principal offices are located at Corporate Head Office, 8150 Trans-Canada Highway, Montreal, GC 4H5 1M5.

Item 2.  Identity And Background
------   -----------------------

         Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

                  (i) Greywolf Capital Partners II LP, a Delaware limited partnership ("Greywolf Capital II"), with respect to the Shares it beneficially owns (through its ownership of Shares and Warrants);

                  (ii) Greywolf Capital Overseas Fund, a Cayman Islands exempted company ("Greywolf Overseas"), with respect to the Shares it beneficially owns (through its ownership of Shares and Warrants);

                  (iii) Greywolf Advisors LLC, a Delaware limited liability company and the general partner of Greywolf Capital II (the "General Partner"), with respect to the Shares beneficially owned by Greywolf Capital II (through its ownership of Shares and Warrants);

                  (iv) Greywolf Capital Management LP, a Delaware limited partnership and the investment manager of Greywolf Overseas and Greywolf Capital II (the "Investment Manager"),with respect to the Shares beneficially owned by Greywolf Overseas and Greywolf Capital II (through their ownership of Shares and Warrants);

                  (v) Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the "Investment Manager General








                               Page 8 of 15 Pages

                           Partner"), with respect to the Shares beneficially owned by Greywolf Overseas and Greywolf Capital II (through their ownership of Shares and Warrants); and

                  (vi) Jonathan Savitz, a United States citizen ("Savitz") and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to the Shares beneficially owned by Greywolf Overseas and Greywolf Capital II (through their ownership of Shares and Warrants).

         (b) The address of the principal business and principal office of (i) all of the Reporting Persons other than Greywolf Overseas is 4 Manhattanville Road, Suite 201, Purchase, New York 10577 and (ii) Greywolf Overseas is 6 Front Street, Hamilton, HM11 Bermuda.

         (c) The principal business of each of Greywolf Capital II and Greywolf Overseas is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of Greywolf Capital II. The principal business of the Investment Manager is that of an investment adviser. The principal business of the Investment Manager General Partner is to act as the general partner of the Investment Manager. The principal business of Savitz is serving as the senior managing member of the General Partner, serving as the sole managing member of the Investment Manager General Partner and serving as the chief executive officer and chief investment officer of certain other funds managed by the Investment Manager.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Reporting Persons is set forth above.

Item 3.  Source And Amount Of Funds And Other Consideration
------   --------------------------------------------------

         Item 3 of the Schedule 13D is updated as follows:

         On February 1, 2006, Greywolf Capital II and Greywolf Overseas (together, the "Greywolf Entities") acquired an aggregate of 73,205,769 Shares at a purchase price of CND $0.15 per Share pursuant to a Share Purchase Agreement, dated as of January 24, 2006 (the "Purchase Agreement"), entered into with the Company, for an aggregate purchase price of approximately CDN $10,980,865.35. The consideration for the acquisition of the Shares was obtained for each of Greywolf Capital II and Greywolf Overseas from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by it at Goldman Sachs & Co. and Citibank, N.A. Each such Reporting Person holds certain securities in its margin accounts and such






                               Page 9 of 15 Pages
accounts may from time to time have debit balances. Accordingly, the amount of borrowings, if any, used to acquire the Shares is indeterminate.

         The Greywolf Entities also acquired 62,723,155 Shares pursuant to the conversion of CDN$13,066,872 principal amount of Company's 10% Secured Convertible Debentures (the "Debentures"). Of such Shares, 54,537,169 were acquired on February 1, 2006 after the Greywolf Entities submitted an election notice to convert their Debentures into Shares, as provided for in the Purchase Agreement. The remaining 8,185,986 Shares were acquired on November 30, 2005 as part of the automatic conversion of certain Debentures that was effected pursuant to the terms of the Trust Indenture between the Company, as issuer, and Computershare Trust Company of Canada and Manufacturers and Traders Trust Company, as co-Trustees, dated as of August 22, 2005 (the "Debenture Indenture"). No consideration was paid by the Reporting Persons in connection with either Debenture conversion.

Item 4.  Purpose Of The Transaction
------   --------------------------

         Item 4 of the Schedule 13D is updated as follows:

         As of the date of this filing, the Greywolf Entities own in aggregate 135,928,924 Shares and 550,000 Warrants, each Warrant being exercisable for one Share. On January 24, 2006, the Greywolf Entities entered into the Purchase Agreement with the Company pursuant to which Greywolf Entities agreed, among other things and subject to the terms and conditions of the Purchase Agreement,
(a) to purchase an aggregate of 73,205,769 Shares at a purchase price of CDN $0.15 per Share, (b) to consent to certain amendments to the Debenture Indenture and (c) to convert all of their Debentures into Shares on or before the closing date under the Agreement. The Purchase Agreement also provided for the Greywolf Entities to receive certain registration rights and subscription rights, as described in Item 6 below. This summary of the Purchase Agreement is qualified in its entirety by the full terms and conditions of the Purchase Agreement, which is filed as an exhibit to the Form 6-K filed by the Company with the Securities and Exchange Commission (the "SEC") on or about the date hereof, and is incorporated herein by reference.

         The closing date under the Purchase Agreement occurred on February 1, 2006 and on that date the Greywolf Entities purchased 73,205,769 Shares from the Company and acquired an additional 54,537,169 Shares through conversion of 100% of their remaining Debentures. The Greywolf Entities had previously acquired 8,185,986 Shares through the automatic conversion of certain Debentures that was effected pursuant to the terms of the Debenture Indenture on November 30, 2005. The purpose of the acquisitions of the Shares was and is for investment, and the acquisitions reported herein by each of Greywolf Capital II and Greywolf Overseas were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares and/or Warrants, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares and/or Warrants or dispose of any or all of its Shares and/or Warrants depending upon an ongoing evaluation of the investment in the Shares and Warrants, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a







                              Page 10 of 15 Pages
determination regarding a maximum or minimum number of Shares and/or Warrants which it may hold at any point in time.

         Also, consistent with their investment intent, the Reporting Persons may but will not necessarily engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company or other persons regarding the Company, including but not limited to its operations and potential acquisitions of an operating business by the Company.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer
------   ------------------------------------

         Item 5 of the Schedule 13D is amended and restated as follows:

         (a)      Greywolf Capital II and Greywolf Overseas
                  -----------------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of Greywolf Capital II and Greywolf Overseas is incorporated herein by reference for each such entity. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the sum of (i) the 679,922,979 Shares outstanding as reported by the Company plus
                           (ii) with respect to each Reporting Person, that number of additional Shares that would be issued if such Reporting Person exercised all of the Warrants of which it is the deemed beneficial owner.

                  (c) On February 1, 2006, Greywolf Capital II and Greywolf Overseas purchased 51,049,661 and 22,156,108 Shares, respectively, at a purchase price of CDN$0.15 per Share, in a private transaction pursuant to the Purchase Agreement. On February 1, 2006, Greywolf Capital II and Greywolf Overseas converted CDN$7,902,209 and CDN$3,434,845 principal amount of Debentures into 38,013,765 and 16,523,404 Shares, respectively, pursuant to the terms of the Debenture Indenture and as agreed upon in the Purchase Agreement.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by Greywolf Overseas and Greywolf Capital II reported herein. The Investment Manager General Partner is the general partner of the Investment





                              Page 11 of 15 Pages

                           Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

                  (e)      Not applicable.

         (b)      The General Partner, the Investment Manager and the Investment
                  --------------------------------------------------------------
                  Manager General Partner
                  -----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner, the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by Greywolf Overseas and Greywolf Capital II reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

                  (e)      Not applicable.

         (c)      Savitz
                  ------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Savitz is incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by Greywolf Overseas and Greywolf Capital II reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

                  (e)      Not applicable.

         The Shares (including those beneficially owned through ownership of Warrants) reported hereby for Greywolf Capital II are owned directly by Greywolf Capital II and those reported by





                              Page 12 of 15 Pages

Greywolf Overseas are owned directly by Greywolf Overseas. The General Partner, as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares beneficially owned by Greywolf Capital II. The Investment Manager, as investment manager to Greywolf Overseas and Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares beneficially owned by Greywolf Overseas and Greywolf Capital II. The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Shares beneficially owned by Greywolf Overseas and Greywolf Capital II. Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares beneficially owned by Greywolf Capital II and Greywolf Overseas. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares (and related Warrants).

Item 6.  Contracts, Arrangements, Understandings Or
------   -------------------------------------------
         Relationships With Respect To Securities Of The Issuer
         ------------------------------------------------------

         Item 6 of the Schedule 13D is updated as follows:

         As provided for in the Purchase Agreement, the Company and the Greywolf Entities entered into a registration rights agreement dated on or about February 1, 2006 (the "Second Registration Rights Agreement") that provides for certain demand registration rights and piggyback registration rights with respect to the 73,205,769 Shares purchased by the Greywolf Entities from the Company pursuant to the Purchase Agreement. This summary of the Second Registration Rights Agreement is qualified in its entirety by the full terms and conditions of the Second Registration Rights Agreement, which is filed as an exhibit to the Form 6-K filed by the Company with the SEC on or about the date hereof, and is incorporated herein by reference. The 62,723,155 Shares acquired by the Greywolf Entities pursuant to the conversion of their Debentures have the benefit of the registration rights granted by the Company pursuant to the Registration Rights Agreement, as described in the prior Schedule 13D.

         Pursuant to the Purchase Agreement and subject to the terms, conditions and exceptions contained therein, so long as the Greywolf Entities do not hold less than 3% of the outstanding Shares on an undiluted basis, the Company shall not issue any Shares or securities convertible into, exchangeable for, or otherwise carrying the right to acquire Shares (together, "New Securities") without contemporaneously granting to the Greywolf Entities the right and option to purchase on the same terms as generally applicable to such new issuance a sufficient number of New Securities so that the Greywolf Entities maintain their proportionate interest in the total number of voting rights that they owned prior to the issuance of such New Securities. This summary of the Purchase Agreement is qualified in its entirety by the full terms and conditions of the Purchase Agreement, which is filed as an exhibit to the Form 6-K filed by the Company with the SEC on or about the date hereof, and is incorporated herein by reference.

         The Warrants are currently exercisable and can be exercised until February 18, 2006. The exercise price of the Warrants is CDN$9.00 per Share, subject to adjustment. This summary of the Warrants is qualified in its entity by the full terms and conditions of the Warrant Indenture dated as of February 18, 2004 between the Company and Computershare Trust Company of Canada as Warrant Agent (the "Warrant Indenture"). For the full terms and conditions of the Warrants, see






                              Page 13 of 15 Pages
the Warrant Indenture filed as Exhibit 2.3 to the Annual Report on Form 20-F for the year ended December 31, 2003 filed by the Company with the SEC on April 23, 2004, which document is incorporated herein by reference.

         Except for the Purchase Agreement, the Registration Rights Agreement, the Second Registration Rights Agreement, the Intercreditor Agreement, the May 2005 Term Sheet, the Credit Agreement and any other agreements described herein and/or in the prior Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits
------   ---------------------------------

         Item 7 of the Schedule 13D is updated as follows:

         The Second Registration Rights Agreement is filed as an exhibit to the Form 6-K filed by the Company with the SEC on or about the date hereof, and is incorporated herein by reference. This summary of the Purchase Agreement is qualified in its entirety by the full terms and conditions of the Purchase Agreement, which is filed as an exhibit to the Form 6-K filed by the Company with the SEC on or about the date hereof, and is incorporated herein by reference.










                              Page 14 of 15 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2006


                 /s/ Jonathan Savitz
                 ----------------------------------------
                 GREYWOLF ADVISORS LLC,
                 On its own behalf
                 And as the General Partner of
                 GREYWOLF CAPITAL PARTNERS II LP
                 By Jonathan Savitz,
                 Senior Managing Member


                 /s/ Jonathan Savitz
                 ----------------------------------------
                 GREYWOLF GP LLC
                 By Jonathan Savitz,
                 Managing Member


                 /s/ Jonathan Savitz
                 ----------------------------------------
                 GREYWOLF CAPITAL MANAGEMENT LP,
                 On its own behalf
                 And as investment manager to
                 GREYWOLF CAPITAL OVERSEAS FUND
                 By Jonathan Savitz,
                 Managing Member of Greywolf GP LLC, its General Partner


                 /s/ Jonathan Savitz
                 -------------------------------------
                 Jonathan Savitz



                              Page 15 of 15 Pages